Exhibit 99.1

$8 Million USD Loan Secured by PowerBank to

Accelerate Independent Power Producer Portfolio

●	Funds will be used to pay interconnection deposits which are required by utilities to complete the interconnection process and are refundable if a project does not reach commercial operation.

●	This loan is expected to support interconnection deposits for an initial portfolio of 34 MW of solar power, battery energy storage and hybrid projects, with potential to support future projects.

●	This loan allows PowerBank to further accelerate the growth of its Independent Power Producer portfolio by providing low-cost capital.

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated June 5, 2025 to its short form base shelf prospectus dated May 7, 2025.

Toronto, Ontario, December 31, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), a leader in North American energy infrastructure development and asset ownership, today announced that it and its subsidiaries have entered into a loan agreement with NY Green Bank (“NYGB”) for a revolving credit facility with initial principal amount of up to $8 million USD (the “Loan”) that will be used to fund interconnection deposits for an initial portfolio of 50 MW of distributed solar power and battery energy storage projects located in New York State (the “Projects”). The Company will add projects to the portfolio beyond the initial 50 MW as they are ready.

NY Green Bank, a division of the New York State Energy Research and Development Authority (NYSERDA), is a state-sponsored specialized fund that invests in New York State’s clean energy markets. Since its launch in 2013, NYGB has committed over $2.6 billion to projects supporting building decarbonization, clean transportation, energy storage, solar, and other sustainable infrastructure—expected to avoid up to 49.6 million metric tons of CO₂e and generate 69.5 million MMBTU in lifetime energy savings.

PowerBank CEO & President Dr. Richard Lu commented “The financing from NY Green Bank for this initial portfolio represents an excellent opportunity for PowerBank and our partners. This transaction reflects PowerBank’s established track record in New York State, and our strong working relationship with NYSERDA. As these projects advance, we’re excited to contribute to the region’s clean energy objectives.”

An interconnection deposit is a financial security (cash or letter of credit) a developer such as PowerBank pays to a utility or grid operator when requesting to connect a new solar power or battery energy storage project funding grid upgrades and project connection costs. These deposits are refundable if a project does not reach commercial operation. Due to the refundability of the deposits, the Loan provides a key revolving source of capital that allows PowerBank to execute on its development pipeline. As projects are monetized or reach commercial operation, PowerBank will be able to redeploy the proceeds of the Loan to additional projects.

The material terms of the Loan are as follows:

●	the Loan will be advanced against payment of interconnection deposit payments to local utilities in New York in connection with the Projects;

●	initial principal amount is up to $8 million USD, provided that NYGB in its discretion may increase the principal amount to up to $12 million USD;

●	no shares are issuable in connection with the Loan; and

●	the Loan is secured against the assets associated with the Projects and the Company has provided a guarantee of payment.

About PowerBank Corporation

PowerBank Corporation is a North American renewable energy developer and independent power producer specializing in distributed solar and Battery Energy Storage System (BESS) projects across Canada and the United States. The Company’s integrated business model encompasses project development, construction management, and long-term asset ownership, serving utility, commercial, industrial, municipal, and residential off-takers.

PowerBank’s diversified portfolio strategy spans multiple leading North American markets and includes utility-scale projects, host off-taker arrangements, community solar installations, and virtual net metering programs. The Company has successfully developed and constructed renewable energy projects exceeding 100 megawatts of combined capacity and maintains a robust development pipeline of over one gigawatt of potential future projects.

To learn more about PowerBank Corporation and its commitment to accelerating the clean energy transition, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the terms and use of proceeds of the Loan; the reduction of carbon emissions; and the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: that the Owner will not exercise the Sell-Back Right; obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Owner may exercise the Sell-Back Right and require the Company to reacquire any of the Projects and return the related funds received; the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation